

Conference Call Transcript

EWBC - Q4 2004 East West Bancorp Earnings Conference Call

Event Date/Time: Jan. 27. 2005 / 11:30AM ET
Event Duration: 47 min

CORPORATE PARTICIPANTS

Steven Canup
East West Bancorp - SVP, IR

Dominic Ng
East West Bancorp - Chairman, President & CEO

Julia Gouw
East West Bancorp - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Lana Chan
Advest - Analyst

Andrea Jao
Lehman Brothers - Analyst

Campbell Chaney
Sanders Morris Harris - Analyst

Kathy Steinbrecher
Piper Jaffray - Analyst

Joe Morford
RBC Capital Markets - Analyst

Brett Rabatin
FTN Securities - Analyst

James Abbott
FBR - Analyst

PRESENTATION

Operator

Good morning. My name is Michelle, and I will be your conference facilitator. At this time, I would like to welcome everyone to the East West Bancorp fourth-quarter earnings conference call. (OPERATOR INSTRUCTIONS). Mr. Canup, you may begin your conference.

Steven Canup - *East West Bancorp - SVP, IR*

Good morning, everyone, and thank you for joining us to discuss East West's financial results for the fourth quarter and full year of 2004. In a moment Dominic Ng, our Chairman, President and Chief Executive Officer, will provide highlights for the quarter. Then Julia Gouw, our Executive Vice President and Chief Financial Officer, will review the financial details. We will then open the call to questions.

First, I would like to caution participants that during the course of the conference call today, management may make projections or other forward-looking statements regarding the events or future financial performance of the Company within the meaning of the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. We wish to caution you that these forward-looking statements may differ materially from actual results due to a number of risks and uncertainties. For a more detailed description of factors that affect the Company's operating results, we refer you to our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003.

Today's call is also being recorded and will be available in replay format at eastwestbank.com and streetevents.com. I will now turn the call over to Dominic.

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

Thank you, Steven. Good morning and thank you for joining today's call. We were pleased to announce our eighth year of record earnings this morning, as well as fourth quarter net income that was the highest for any quarter in the bank's history.

For the full-year 2004, we reported net income of $78 million or net earnings per share of $1.49. For the quarter, net income totaled $22.6 million or 38 percent above a year ago. Our earnings per share totaled 42 cents, 27 percent higher than the fourth quarter of 2003.

Excluding the gain on sales of our corporate offices, earnings per share for the quarter totaled 40 cents. Julia will provide a brief summary of the financial details of the quarter shortly, but I would first like to comment on the main contributors to our financial performance for 2004 and give you our initial outlook for 2005.

During the year, we took a number of important strategic actions, including the addition of experienced lending officers and corporate executives as part of our commitment to further expand market penetration in both our commercial and retail markets. We realized the benefits of these investments in the record level of assets, loans and deposits with all of our operations making contributions to this performance.

Our new hires played a key role in our market expansion during the year. We added a significant number of seasoned lending officers throughout our commercial operations, including several that specialized in generating commercial deposits. The new clients brought to East West by these new officers are a natural fit into our customer profiles, and we look forward to building lasting relationships with them.

In the third quarter, through our acquisition of Trust Bank, we also added four branches and many of these employees. This allowed us to expand on the products and services offered to the customer base of Trust Bank and enhanced our geographic coverage of our core ethnic Chinese American market.

Finally, our existing employees and branches all made strong contributions to the year's performance, both adding new clients as well as capturing additional business from existing clients. The end result of these actions not only generated the record performance for the year, but also positioned us for another record year in 2005.

Strong growth in both loans and deposits highlight our performance for both the fourth quarter and the full year. Net organic loan growth for the year equaled 52 percent or $1.7 billion. Our ability to grow the portfolio at these rates is largely attributable to the depth of the market in California. Based on reporting from a leading title insurance company in the state, East West Bank was the third-largest originator of commercial real estate and multi-family loans in Los Angeles County through the third quarter of 2004.

While this ranking is noteworthy, our total market share for the same period was just over 3 percent. Given the vast potential to increase market share in California, we believe that as long as we continue to provide responsive value-added solutions to our client base we can achieve our goals for loan growth into the foreseeable future.

We were also very pleased with deposit growth for the year, organic deposit growth equaled $1 billion or 31 percent in 2004. Average core deposits for the year increased by over $400 million or by 25 percent. We have always focused on growing low-cost stable deposits in order to increase our net interest margin and net income.

As previously discussed, core deposit growth will be a major focus for us in 2005. We believe that with the value and service level that we can provide to a wide range of small to medium-sized commercial customers, as well as our core ethnic retail customers, we will be able to grow our demand and other core deposit categories even in an increasingly competitive deposit market.

During the fourth quarter of 2004, we generated a net interest margin of 4.34 percent compared to 4.24 percent for the third quarter of 2004. We continue to experience moderate gains in our margins from both higher market interest rates and our ability to hold deposit costs down.

Looking to our guidance for 2005, we have set an initial earnings per share estimate of between $1.76 and $1.78, an increase of approximately 20 percent from 2004. This guidance is based on the following assumptions -- loan growth for the year of 18 to 20 percent; deposit growth for the year of 15 to 17 percent; an increasing total non-interest expense in 2005 of 19 to 23 percent, resulting in an efficiency ratio of between 36 and 38 percent; an effective tax rate of between 38 and 39 percent, and a stable interest rate environment resulting in net interest margin of 4.35 to 4.4 percent.

I will now turn the call over to Julia.

Julia Gouw - *East West Bancorp - EVP & CFO*

Thank you, Dominic. This morning's release contained a detailed discussion of the financial results for the quarter, so I will focus on a few key items, including our loan portfolio.

Our net interest margin for the quarter equaled 4.34 percent, equal to the margin a year ago and up 10 basis points from last quarter. Compared to the third quarter of 2004, the yield on earnings assets increased by 26 basis points to 5.63 percent, while the cost of funds increased by 16 basis points to 1.35 percent. About 54 percent of our loan portfolio repriced immediately -- 14 percent repriced under one year, and 21 percent repriced between three and five years. We maintain a slight asset sensitivity and believe that with the growth in our loan portfolio and our core deposit base we can achieve a margin in 2005 between 4.35 and 4.40 percent, assuming no further increasing in Fed funds.

Core non-interest income for the quarter decreased $2.3 million, primarily due to the shift in the demand from fixed-rate mortgages, which we sell into the secondary market, to variable loans which we retain in our portfolio.

Asset quality. We are very pleased that our credit quality remains very excellent. Nonperforming assets equaled $5.2 million or 9 basis points of total assets. 11 total loans are on nonperforming status, including three single-family loans. The majority of the balance of the nonperforming assets are represented by three trade finance loans and two C&I loans.

Non-accrual loans totaled $4.9 million or 10 basis points of total loans. Net charge-offs for the quarter equaled $837,000 or an annualized 7 basis points of average loans. For the year, net charge-offs equaled 12 basis points of average loans. We continue to anticipate a nonperforming asset level at or below 50 basis points and total charge-offs at or below 35 basis points.

Our loan portfolios remain well diversified and secured. Portfolio characteristics include:

- Commercial real estate loans as of December 31st had an average balance of $1.2 million, average loan to value of 57.3 percent, and average seasoning of 1.7 years;
- Multi-family loans had an average balance of $500,000, an average loan to value of 61.2 percent, and seasoning of 1.7 years;
- Construction loans had an average balance of $1.6 million, loan to value of 64.2 percent, and seasoning of one year;
- Finally, single-family loans have an average balance of $312,000, loan to value of 58.9 percent, and seasoning of 1.4 years.

In addition to the average loan to value ratio for each category, I would like to provide an overview of the range of loan to value ratios for a few of our loan categories. For commercial real estate loans, the distribution of the loan to values are as follows: less than 50 percent of loan to value, 22 percent of the portfolio; between 50 to 60 percent loan to value, 30 percent of the portfolio; Between 60 to 70 percent loan to value, 40 percent of the portfolio; and over 70 percent loan to value, only 6.5 percent of our commercial real estate portfolio. For multi-family loans, 12 percent of the portfolio have a loan to value less than 50 percent; 19 percent of the portfolio have loan to value between 50 to 60 percent; 48 percent of the portfolio have loan to value between 60 to 70 percent; and 21 percent of the portfolio have loan to value between 70 to 80 percent.

I will now turn the call over to Dominic.

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

Thank you, Julia. Again, thank you for joining today's call. We appreciate your continued support and interest, and we are very pleased to generate another year of record earnings for our shareholders. We believe that we are well positioned to continue to capture market opportunities and make 2005 our ninth consecutive year of record earnings.

I will now open the call to questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Lana Chan, Advest.

Lana Chan - *Advest - Analyst*

Good morning. My first question is, if you could update us on your asset sensitivity for every 25 basis point increase in the prime of Fed funds rate, what happens to the margin?

Julia Gouw - *East West Bancorp - EVP & CFO*

Our estimate is for every 25 basis point increase in the Fed funds rate, it will translate to about 5 basis point interest in our net interest margin, and that translates to about 3 cents of earnings per share.

Lana Chan - *Advest - Analyst*

Okay. That is a little bit lower than before. Does that have anything to do with the declining yield curve?

Julia Gouw - *East West Bancorp - EVP & CFO*

Well, you know as the rates go higher and higher, the incremental increase would be reduced. In addition, we are also positive that the deposit rates have been very competitive.

Lana Chan - *Advest - Analyst*

Okay. In terms of the deposit campaign that you alluded to in the press release on the small middle market side, could you be more specific about what you're doing there?

Julia Gouw - *East West Bancorp - EVP & CFO*

We have a promotion brought to (inaudible) system together, especially the small to middle market demand deposit accounts. So we have attractive product and some gift items for customers and also incentives for the staff to bring these types of deposits.

Lana Chan - *Advest - Analyst*

Okay. And my next question is related to the expense guidance for 2005. It seems like that was higher than what you had previously guided to, the 19 to 23 percent. Could you talk about what is going into that higher expense growth rate?

Julia Gouw *- East West Bancorp - EVP & CFO*

Well, with the high growth that we are experiencing, you know we have to add more staff, so a lot of the increase is in the compensation, and some other expenses that would contribute. Occupancy expense will increase, other expenses, marketing, you know some deposit expenses will continue to increase. So we do project that for 2005 our expenses will increase 19 to 23 percent compared to this year through 2004.

Lana Chan *- Advest - Analyst*

Does it include any additional hires of lenders and/or expansion with the 99 branch stores?

Julia Gouw *- East West Bancorp - EVP & CFO*

Yes, we do include the projection of opening two in-store branches this year and additional hiring as we continue to grow.

Lana Chan *- Advest - Analyst*

Okay. Thank you.

Operator

Andrea Jao, Lehman Brothers.

Andrea Jao *- Lehman Brothers - Analyst*

Given organic loan growth in excess of 50 percent in 2004, could you talk about the dynamics you're seeing into 2005 that encourages you to pull back your projected loan growth to the 20 percent area? And why such a dramatic pullback?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

I would not call it a pullback. I think that what we look at in 2004 versus 2005 is that the loan growth has a combination of both low origination and also payoff, and we have experienced a very good year in 2004 in terms of payoffs. Frankly, if we look at 2001, 2002, 2003, we always have very high loan origination, but due to the refinance market, a lot of customers who were back in 2002, 2003 were just refinancing their mortgages and so forth, which caused also very high payoff.

Now in 2004 that had changed quite dramatically and which resulted in our net loan growth to be dramatically higher. In addition to, obviously, we hired substantially more new lending officers. We're planning to continue to hire more lending officers;

however, we at this stage right now do not anticipate the same kind of magnitude of hiring like what we did in 2004.

I mean that -- so it is a combination of both the expectation of maybe payoff will go back up a little bit higher to the normal rate rather than what happened in 2004. That is one. Secondly is that if we're not going to be hiring as many people as well we did in 2004, we would also expect that that may not have as substantial of a growth. Because, keep in mind that once we grow to our size today, because of the magnitude of the growth, the base, the initial base is much higher. So that 20 percent growth from a $5 billion portfolio is still a billion. So it is not a small number. It is much harder than a growth of from $3 billion portfolio. So I think it's a combination of all these reasons, and we are being cautious and want to make sure that we do not sort of like have overly optimistic kind of view.

Secondly, is that I want to point out that if opportunity arises, that we continue to attract great talent and commercial bankers in the market, we are not going to hesitate to hire them. It is just that right at the beginning of the year for us to make an assumption that we're going to be able to hire a lot of people to generate a substantial growth like we did last year, I think at this point it would be somewhat premature.

Andrea Jao *- Lehman Brothers - Analyst*

Understood. Fair enough. Would you also care to comment on how competitive it is in terms of the credit markets in terms of granting loans? You already mentioned earlier that deposit taking is becoming more competitive. How about the loan side?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

It has always been competitive. In fact, I don't anticipate it would slow down. In fact, I would expect that the intensity is even going to go further. I think one of the advantages that we have is that while the market has been extremely competitive, as far as East West is concerned, I think we had worked very hard several years ago to really aggressively build our name recognition beyond just the Chinese market, and we have yet better and better recognition in the mainstream market for the last few years. I think that if you look at 2004, it is not just as I said earlier, beyond just the fact that we have a substantial number of new hires that came in and helped the production, our existing staff has done a tremendous job in terms of growing the loan portfolio. That has to do with the last several years of active marketing in the mainstream market that is now paying off.

Operator

Campbell Chaney, Sanders Morris Harris.

Campbell Chaney - *Sanders Morris Harris - Analyst*

I've got some reconciliation on your asset sensitivity. I think Julia said for every 25 basis point move in the Fed funds rate that is 5 basis points to the margin or 3 cents a share. How many Fed funds rate increases is that guidance good for? Because your guidance for the year is more or less a flat to up 5 basis point margin?

Julia Gouw - *East West Bancorp - EVP & CFO*

That 5 basis point is for up to 100 basis point breakeven. So we are projecting for up to 100 basis point, it would be about 20 basis point increase in net interest margin.

Campbell Chaney - *Sanders Morris Harris - Analyst*

Okay, so still 100 basis points up?

Julia Gouw - *East West Bancorp - EVP & CFO*

That is correct.

Campbell Chaney - *Sanders Morris Harris - Analyst*

And then I noticed in the quarter your borrowings you increased home loan bank advances to fund the loan growth, which I certainly understand. What are the terms of those home loan bank advances, and how quickly can you replace those if your deposit programs get more traction than you think?

Julia Gouw - *East West Bancorp - EVP & CFO*

Now, most of them are variable, are very short overnight federal home loan bank advances. So we can always pay down at any time the majority of the additional increases. We locked in the longer-term fixed-rate of advances in the early part of the year.

Campbell Chaney - *Sanders Morris Harris - Analyst*

Okay. So all the increase in the Q4 was just overnight funds?

Julia Gouw - *East West Bancorp - EVP & CFO*

That is correct.

Campbell Chaney - *Sanders Morris Harris - Analyst*

One last question about expenses. Can you give us some color if there were any kind of special fourth-quarter item type expenses there that may not be repeated in the first quarter?

Julia Gouw - *East West Bancorp - EVP & CFO*

(multiple speakers)

Campbell Chaney - *Sanders Morris Harris - Analyst*

-- for advertising or things like that.

Julia Gouw - *East West Bancorp - EVP & CFO*

Actually the total expenses for the first quarter will be slightly higher than the fourth quarter. I don't expect the total expenses to go down because in the compensation we did increase the bonus accrual in the fourth quarter by about 350,000. However, going forward, we do have to increase our bonus accrual based upon the higher salary base as an expense. And although we do have some additional marketing expenses and Sarbanes-Oxley compliance fees that we paid, other expenses will go up to offset those. So I do not expect first quarter of 2005 that total expense would be below the fourth quarter of 2004.

Operator

Kathy Steinbrecher, Piper Jaffray.

Kathy Steinbrecher - *Piper Jaffray - Analyst*

Good quarter. Just a couple of more questions on the deposit side. What is your compensation structure for paying these officers that are focused on the deposit side, and how is that going to affect the compensation cost going forward? Should we expect it to be about the same as what it is now, or will there be more variable expenses associated with these, generating these higher deposits?

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

Well, in general we pay our officers with a salary plus a year-end bonus. Once in a while we do these internal competition like with we set aside a certain dollar amount of funds, and then whoever -- I mean the winner or the second prize or third prize or fourth prize, and we do have a few of those kind of incentive programs going. But we do not currently have a companywide sort of commission programs for the -- as an incentive for employees to bring deposits in and so forth. So it is all pretty much an annual salary and then a year-end bonus is what we currently have.

Kathy Steinbrecher - *Piper Jaffray - Analyst*

So as you hire these possibly additional deposit gatherers, that portion of compensation, you expect that to be about what it is, or do you expect that to continue to grow?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

Well, when we bring in the additional people, obviously I mean the total compensation cost will continue to rise based on the number of hires that we have, and in fact our projection of 19 to 23 percent of expense growth in 2005 are mainly attributed to the fact that we are planning to hire possibly some additional people.

Kathy Steinbrecher *- Piper Jaffray - Analyst*

Okay and then just another question on the deposits. As interest rates go up and deposits become more difficult, I would imagine that the cost of those deposits is going to rise. What is your strategy on that as far as minimizing those costs, or you're planning to be more of a price leader?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

No, I think in terms of -- our philosophy at the bank has always been we are trying to attract the low stabilized core deposits. I mean when I say low interest rates stabilized -- I mean stable cost of core deposits.

And in terms of our strategy, it has always been focus first and foremost on the small to medium-sized commercial business, checking accounts, and then obviously together with that, sometimes there are money market accounts that we do have to pay competitive interest rates. But when we have money market accounts that we pay competitive interest rates coupled with a DDA account that we don't pay interest rate, averaged out we get a lower-cost of deposit versus the other peer banks.

On the other hand, in our retail banking side, we continue to stay aggressive in terms of attracting low-cost core deposits from the retail market. That is also the reason why in 2005 in the first quarter we plan to open two more in-store branches to help us to continue to drive our growth in the retail segment.

Kathy Steinbrecher *- Piper Jaffray - Analyst*

Okay. And then also on your tax rate, I know you mentioned in your release that you expect that to go up this year. Any thoughts maybe towards the end of the year as far as trying to mitigate that tax rate?

Julia Gouw *- East West Bancorp - EVP & CFO*

Well, the tax rate is driven on the lower of the tax rate, primarily from the investment in low income housing. That really depends. If we can find attractive investment, we may purchase some to reduce the tax rate. However, the yield is not as attractive as it used to be.

Kathy Steinbrecher *- Piper Jaffray - Analyst*

Okay. And then just on the selling of the two corporate offices, was that from the Trust Bank?

Julia Gouw *- East West Bancorp - EVP & CFO*

No, this is the East West Bank offices. Yes.

Operator

Joe Morford, RBC Capital Markets.

Joe Morford *- RBC Capital Markets - Analyst*

I guess a couple of questions. First was a follow-up to Andrea's question on the loan growth. If you look at the -- in the fourth quarter, sequential growth was 8.7 percent, and you are guiding toward 18 to 20 percent. So the assumption would be that throughout the year kind of the growth rate is decelerating. Where do you see that kind of settling into as kind of a more sustainable normalized growth rate that we would be running at later in '05?

Julia Gouw *- East West Bancorp - EVP & CFO*

In the long run, we always believe that 15 percent loan growth is sustainable in the long period of time. We were just so fortunate that last year the loan growth was so extraordinary. But I think that you know in the next couple of years it probably settles down to 15 percent.

Joe Morford *- RBC Capital Markets - Analyst*

And in '05, do you see more opportunity on the construction side, as well that could be a bigger growth area?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

As of now it is. I guess our position is that we wanted to be very cautious about the market conditions. The last two or three years has been just an extraordinary market. Actually if you look at Southern California, it has been pretty extraordinary for the last several years.

How long will that last? We don't know. So to take a very cautious kind of approach, we need to be somewhat conservative in our expectation in the future. However, there is going to be a likelihood that the Southern California real estate market just never dies. I think that in about four months to six months we will know better, and at that point, we will have to make sure that we look at our guidance and see whether that is still appropriate.

Joe Morford - RBC Capital Markets - Analyst

Okay. And then I guess the other question would be just trying to get a little better understanding of why such a high-growth rate and expenses in the fourth quarter -- it did not seem like there was per se a surge in hiring. If anything, it was more spread out throughout the year. Some of the bigger hires were earlier in the year. You talked about maybe some outside stuff for regulatory costs. But I don't know, maybe you could comment a little bit more about why such a high-growth rate in the fourth quarter.

Julia Gouw - East West Bancorp - EVP & CFO

Actually the hiring in the third quarter we do -- the second half we do have quite a few hirings also. And also the Trust Bank acquisition happened in August. So that is the impact in the fourth quarter. We have the highest level of compensation, and then we have to increase our bonus accrual. That is right. If you are just comparing it to the third quarter, it becomes a pretty big chunk.

Dominic Ng - East West Bancorp - Chairman, President & CEO

Yes, it is a quarter to quarter comparison. So the fourth quarter of 2003 you know obviously did not have all of those hirings that we have throughout the year of 2004. And Trust Bank, you know we got finally a full quarter of employees that came from another bank. Unlike the third quarter, we only get about half of it. So it is a combination of all the effects that create that kind of high percentage of growth quarter to quarter from 2003 to 2004.

Operator

Brett Rabatin, FTN Securities.

Brett Rabatin - FTN Securities - Analyst

I wanted to discuss -- we are talking about Southern California real estate and if the market could continue and what not. I'm curious to hear some thoughts on real estate and interest rates and what if the yield curve moves up a little bit -- let's say 100 basis points; it's obviously going to climb some -- but as interest rates move up, how much of an impact are you guys thinking about that having on real estate originations?

Dominic Ng - East West Bancorp - Chairman, President & CEO

Well, I think it depends on how the rates are going up. When you talk about 100 basis point -- even with 100 basis point increase, let's say by the end of 2005, if you look at on a historical perspective, it is still a not very high rate. There are many people in Southern California who are making a lot of money in real estate at a much higher rate environment back then than what it is today.

So I still still feel that that should not be a big negative impact. I think that the negative impact would mostly come from the sentiment of all the psychology of the investors. And, for example, instead of like a 25 basis point, 25 basis point and a very systematic increase throughout the year, if we suddenly have a surge of 50 or 75 basis points and then immediately tact on another 25 and then be done with for a while, that type of situation obviously something must have spooked the Federal Reserve Bank to decide to do such an action. And if that is the case, I would think that the market will react very very differently.

So psychology in my mind is the most important factor versus just a pure academic discussion about 100 basis point growth. And in fact, not only are the effects to the real estate investment market per se in Southern California, when you see, let's say, a two in a row 50 basis point, 50 basis point increase in, let's say, within a two-month period of time, it will also completely change the dynamic of a lot of these banks in terms of their interest rate sensitivity. Because when that kind of change, even though at the end of the year is only 100 basis points, it is very different than a very smooth systematic increase you know that many people projected.

Brett Rabatin - FTN Securities - Analyst

Let's just say I'm a commercial real estate investor, and I'm assuming you guys are doing 200 basis point shocks on your CRA portfolio or your originations. If rates moved up 200 basis points on a commercial real estate loan, you don't think that -- do you think that would be more -- the demand would not decrease from that as a result?

Dominic Ng - East West Bancorp - Chairman, President & CEO

When you say 200 basis points or 100 basis points?

Brett Rabatin - FTN Securities - Analyst

Well, 200 -- I mean -- what are you (multiple speakers) -- on your shocks are you doing 100 or 200 basis point shocks?

Julia Gouw - East West Bancorp - EVP & CFO

In terms of our portfolio, we shocked at 200 basis points to make sure that it is still at that service. But that is the type of (inaudible). We wanted to make sure that our customers can get service.

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

Yes, that would be more on the credit -- credit risk concern. I mean I will say that we are very comfortable with our loan in terms of asset quality. In terms of asset quality, we are very comfortable that even with a 200 basis point increase our debt service is still adequate for our customers. However, when you talk about loan origination, the market sentiment, you know I would think that that would have to have a negative impact. Again, the negative impact would be very benign if we talk about a very very gradual slow increase. But if it is going to be a big jump, you know, off 100 basis point and then another big jump, it is going to have a very very negative impact to the market.

Brett Rabatin *- FTN Securities - Analyst*

Okay. And the other question I wanted to ask was, is going back to the sale of the corporate offices, what exactly were those and what is your growth? I guess I am a little confused. Are you moving branches or offices or what is going on?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

We are moving. In fact, we have been in this headquarters in San Marino for over 20 years, and we have outgrown ourselves a long long time. For so for that reason, we have decided that we need to move on to get more space. And then so we have signed on a long-term lease that will give us a substantial more space in Pasadena. So we are basically -- just two buildings are the corporate head office.

Brett Rabatin *- FTN Securities - Analyst*

Okay. So you are moving the headquarters to a new location?

Dominic Ng *- East West Bancorp - Chairman, President & CEO*

We're not moving until the latter part of this year.

Brett Rabatin *- FTN Securities - Analyst*

And you are moving to an existing facility?

Julia Gouw *- East West Bancorp - EVP & CFO*

An existing building in Pasadena that would allow us -- you have more space, so that will allow us to consolidate some of the satellite offices that we have around here.

Operator

Andrea Jao, Lehman Brothers.

Andrea Jao *- Lehman Brothers - Analyst*

Just a short follow-up housekeeping type question. In your guidance, have you included the impact of option expense if any in the back half of '05?

Julia Gouw *- East West Bancorp - EVP & CFO*

The impact based upon the stock options that exists at this point is very minimal. It is about 1 cent for 2005 because we have not been granting stock options in a large amount in the last couple of years anticipating that this will be expensed. So we have been granting restrictive stocks. We have been expensing all along. So our estimate is for the unvested portioned starting July 1 through the end of the year the impact is about 1 cent.

Andrea Jao *- Lehman Brothers - Analyst*

And that is included already?

Julia Gouw *- East West Bancorp - EVP & CFO*

Yes.

Andrea Jao *- Lehman Brothers - Analyst*

Perfect. Thank you.

Operator

James Abbott, FBR.

James Abbott *- FBR - Analyst*

I wanted to see if I could understand on the commercial -- obviously some very strong performance out of both of those, both the trade finance and the commercial business. I wanted to see if that was a drawdown or the majority of that was drawing upon lines of credit, existing lines of credit, new issues of lines of credit. Maybe if you can give us some color on there, and then I have a follow-up question related to the mortgage portfolio.

Julia Gouw - *East West Bancorp - EVP & CFO*

It is a combination. We do have an increase in the outstanding, the commitment balance, along with that with the drawdown on the commercial business and trade finance.

James Abbott - *FBR - Analyst*

Would you say it is a fairly strong increase in the lines of credit to try I mean you saw (multiple speakers)

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

I guess in terms of percentage, we looked at it in terms of a gross total. We still need to work very hard to improve these two segments obviously. But the base is small relatively speaking compared with our real estate loans. So that the increase, even though it is pretty substantial in terms of percentage, but obviously it should not be as difficult as like, for example, if we look at commercial real estate, we already have 2.5 billion. Any kind of percentage increase ought to be a lot harder in the future simply because that means that we have to really do a lot of loans to get even a 20 percent increase.

But in terms of the commercial business and trade finance, it is a very very competitive market here in California. But we are continuing to bring in more seasoned lenders, and hopefully that would help us to help these two line items to get bigger. That also is the reason attributable to our expectation of compensation increase in 2005.

Julia Gouw - *East West Bancorp - EVP & CFO*

The commitments for both the business and trade finance during the year for the 12 months increased about 250 million. So that contributed to the increase in the outstanding balance.

James Abbott - *FBR - Analyst*

Then, it adds 250 million for the whole year for commercial business?

Julia Gouw - *East West Bancorp - EVP & CFO*

And trade finance. (multiple speakers) and the commitment. That is the commitment amount. (multiple speakers)

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

Commitment for both of them combined.

James Abbott - *FBR - Analyst*

Okay, for the full year. Okay. I appreciate that. That is very good color. I appreciate that. I wondered if on the mortgage portfolio, I wondered if there was a decline at all in the pipeline between, say, the October timeframe and last time we had a conference call and then the January timeframe? Have you seen any market decline in the pipeline?

Julia Gouw - *East West Bancorp - EVP & CFO*

Not that much only because we're doing more and more bigger size loans, which we do not offer fixed-rate. We offer adjustables, and that market is not as competitive as the conforming loans. So in total production so far it has been quite stabilized, and the pipeline seems to be okay.

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

Are you talking about residential mortgage?

James Abbott - *FBR - Analyst*

I was actually primarily thinking of the commercial --

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

You are talking about all the mortgage --

James Abbott - *FBR - Analyst*

Yes.

Julia Gouw - *East West Bancorp - EVP & CFO*

I'm sorry. You know what? I was referring to the single-family mortgages. In talking about the pipeline in total, it is still a pretty healthy pipeline.

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

As of now, I would say that we do not see any sign of any kind of dramatic slowdown or anything like that a long time, just as healthy as it was. But you know with anticipation of rate, let's say continuing to increase, we just think that naturally you have to slow down a little bit. We just have not seen it yet.

James Abbott - *FBR - Analyst*

Okay. And then I guess the last question I had is a more macro question on the LA area. I saw an article recently that the vacancy rates of office buildings anyway -- I think it was Cushman Wakefield put the study together -- had dropped into the 14 level range, down fairly substantially over the last six months. What sort of color can you give us on that? Obviously it is very strong business development in the area, but do you see -- do you anticipate a lot of new developments going up as we approach the 10 percent level? Do we see a 10 percent level? What can you give us on that?

Dominic Ng - *East West Bancorp - Chairman, President & CEO*

I think it is a very healthy market in terms of the business seems to be hiring more people. There are more expansion per se and, therefore, fill up the -- I mean reduce the vacancy rate you know to a pretty -- to a very healthy level.

I guess what I'm looking at in terms of whether there will be a lot of new development the answer is that at this point due to the limitation of space there is only so much development that can be done there. However, I mean there is no question that one of the most significant developments in Los Angeles has been this change of the demographic view of the urban infield housing. Something that I would say five, 10 years ago, is absolutely not possible in Southern California to have people to not live in a three-bedroom, two-car garage type of home with a backyard. But it seems like that most of the housing development that has been happening in Southern California for the last 12 months or so has been in like downtown and in these urban infield in terms of like loft apartments, condos, in high-rise, that type of development, which I think is very healthy for the Southern California.

Because as long as people are now willing to live closer in town, live closer to work, are willing to walk to work and so forth, as long as that trend continues, I think that by and large also helps solve some of the housing problem and transportation problem and the desirability of living in Los Angeles because of the huge commuting time. Because now people do have choices. They wanted to commute in five minutes. They can just live in an apartment on the fifth floor that is closer to work than, you know, an hour and 20 minutes away from the suburb.

So that has been happening. So I would say that would this healthy increase of occupancy which we do see a vacancy rate give us the comfort that that as of now even if rates still keep rising, I don't think it is going to severely hurt the Southern California market.

James Abbott - *FBR - Analyst*

Fantastic, appreciate it and great job on the quarter again.

Operator

(OPERATOR INSTRUCTIONS). Campbell Chaney, Sanders Morris Harris.

Campbell Chaney - *Sanders Morris Harris - Analyst*

I'm just coming back to this margin issue again. I can't figure it out in my head how a 5 basis point move is going to be 5 basis points of the margin. Is it really that the 25 basis points Fed funds rate will have a 5 percent favorable impact on the margin, or is it going to be a 25 basis point move will have a bottom-line move in the margin?

Julia Gouw - *East West Bancorp - EVP & CFO*

No. The way we calculate the 25 basis point increase in the Fed funds rate translates to 5 basis point increase in that interest margin. So if we start with 4.34, then we are estimating that it will become 4.39.

Campbell Chaney - *Sanders Morris Harris - Analyst*

Okay. If that is the case, then why such a low guidance for the year on your margin of only 5 basis points?

Julia Gouw - *East West Bancorp - EVP & CFO*

Because we are assuming no rate increases.

Campbell Chaney - *Sanders Morris Harris - Analyst*

None whatsoever?

Julia Gouw - *East West Bancorp - EVP & CFO*

None, none. Because we just don't like to speculate how much rates will increase. So we just assume no rate increases, and we give you guidance for what would happen to the margin when the rate increased.

Campbell Chaney - *Sanders Morris Harris - Analyst*

So hypothetically if the Fed continues its measured pace, your margin will increase 5 basis points for the next 100 basis points up. So you could be updating your guidance then everything else being equal.

Julia Gouw - *East West Bancorp - EVP & CFO*

If the rate increases, yes.

Campbell Chaney *- Sanders Morris Harris - Analyst*

I've got you. Okay. Thank you. That clears it up.

Operator

Thank you. I would now like to turn the call back over to Mr. Steven Canup for closing remarks.

Steven Canup *- East West Bancorp - SVP, IR*

Well, thank you all for attending our conference call. If there are no more questions, we plan to talk to you all again in April. Thank you.

Operator

Thank you. Ladies and gentlemen, this concludes today's conference call. You may now disconnect.